                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                   (Check One)


         [X] Form 10-K and 10-KSB [ ]Form 11-K [ ]Form 20-K

                 [ ]Form 10-Q and 10-QSB [ ]Form N-SAR


For Period Ended:                                     MARCH 31, 2001

            ( ) Transition Report on Form 10-K
            ( ) Transition Report on Form 20-F
            ( ) Transition Report on Form 11-K
            ( ) Transition Report on Form 10-Q
            ( ) Transition Report on Form N-SAR For the
            Transition Period Ended:____________________________________________

________________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________
________________________________________________________________________________

Part I - Registrant Information

________________________________________________________________________________

Full Name of Registrant:            TRANSTECHNOLOGY CORPORATION

Former Name if Applicable

                                      N/A
________________________________________________________________________________


Address of Principal Executive Office (Street and Number)

                      150 Allen Road
________________________________________________________________________________

City, State and Zip Code

                      Liberty Corner, New Jersey 07938
________________________________________________________________________________

Part II - Rules 12b-25(b) and (c)
________________________________________________________________________________


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

[X]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report, semiannual report, transition report on Form 10-K, 10- KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

________________________________________________________________________________

Part III - Narrative
________________________________________________________________________________

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      The Registrant previously reported that it has entered into an amendment of its existing credit agreement under which the Registrant's senior lenders agreed to forbearance with respect to the Registrant's continuing violations of certain covenants in that senior credit agreement through September 27, 2001, subject to the Registrant's meeting certain interim debt reduction and other targets.

      The subject report could not be filed without unreasonable effort or expense because the Registrant is in the process of completing a transaction involving a disposition of assets. This disposition, when completed, will enable the Registrant to meet a material interim debt reduction target under the amended senior credit agreement. Depending on the occurrence of the transaction and the timing of the payment of the debt reduction amount, the Registrant may be required to request further forbearance from the senior lenders with respect to the interim debt reduction payment. Accordingly, additional time is needed by the Registrant to attend to the completion of the transaction and additional time may be needed by the Registrant to consult with its attorneys regarding possible changes, if any, to the senior credit agreement forbearance documents.
________________________________________________________________________________

Part IV - Other Information
________________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

      Joseph F. Spanier            (908)                 580-5110
            Name                 Area Code           Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                        [X]      Yes               [ ]      No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                        [X]      Yes               [ ]      No


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            On May 17, 2001, the Registrant announced its fiscal 2001 fourth quarter and 2001 fiscal year financial results. Attached hereto as Attachment A is the press release issued by the Registrant on May 17, 2001 regarding these matters.


                                 TransTechnology Corporation
________________________________________________________________________________
                         (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:        June 26, 2001                By: /s/ Joseph F.Spanier
     ____________________________            ___________________________________
                                             Joseph F. Spanier
                                             Vice President, Chief  Financial
                                             Officer and Treasurer

                                  ATTACHMENT A

                          [May 17, 2001 Press Release]

                                  PRESS RELEASE



FOR IMMEDIATE DISTRIBUTION

CONTACT:    MICHAEL J. BERTHELOT
            CHAIRMAN, PRESIDENT & CEO
            908/580-5101


TRANSTECHNOLOGY REPORTS FISCAL 2001 FOURTH-QUARTER
AND FULL FISCAL YEAR FINANCIAL RESULTS

Liberty Corner, New Jersey, May 17, 2001 - TransTechnology Corporation (NYSE:TT) today reported a net loss for the fourth quarter of the fiscal year ended March 31, 2001 of $69.2 million or $11.21 per diluted share, including a $78.1 million pretax or $11.24 per-share after tax charge associated with its previously announced restructuring plan and other non-recurring charges. For the prior fiscal year's fourth quarter the Company reported net income of $2.4 million, or $.40 per diluted share. Excluding the restructuring charges, pre-tax income from operations for the fourth quarter of fiscal 2001 was $324 thousand, or $.03 per-share after taxes (assuming a normalized 38% tax rate). Net sales for the fiscal 2001 fourth quarter declined 9% to $86.3 million from $95.1 million for the corresponding period a year ago.

For the fiscal year ended March 31, 2001, the Company reported a loss of $73 million, or $11.83 per share, which included the $78.1 million pre-tax charge associated with the restructuring plan and other non-recurring charges, or $11.24 per share after taxes. The after tax loss from operations, before the restructuring charge and other non-recurring items, was $3.6 million or $.59 per-share compared with after tax income from operations for the prior year of $10.6 million or $1.72 per-share before an extraordinary item and a plant consolidation charge. Net sales for fiscal 2001 increased 9.6% to $328.1 million from $299.3 million last year.

The restructuring charges reported for the fourth quarter of fiscal 2001 are associated with the company's previously reported restructuring program and its planned divestiture of several of its fastener units. As part of the anticipated losses on the divestiture of its aerospace rivet, retaining ring, and cold-headed products businesses, the company wrote off, on a pre-tax basis, $67.9 million of fixed and intangible assets. Additionally, the company recognized, on a pre-tax basis, non-recurring fourth quarter charges of $10.2 million associated with the write-down of real estate held for sale and equity investments and notes receivable from a 1995 divestiture.

The Specialty Fasteners segment reported fiscal 2001 growth in sales of 8%, primarily due to the inclusion of twelve months of the results of the Ellison retaining ring business

TransTechnology Corporation 4Q and FY 2001 Earnings Release          Page 2 of 6

and the Engineered Fasteners Division of Eaton Corporation whereas the prior year results only included partial year results for these 1999 acquisitions. Excluding the effect of these acquisitions, sales and operating income increases were reported in domestic, German, and Brazilian retaining ring operations and the German hose clamp business. Because of the sharp decline in the fiscal year's second half automotive and heavy truck production, sales and operating income declines were reported in domestic hose clamps, cold-headed parts, and assembly fasteners. The aerospace rivet business reported lower sales and a larger operating loss for fiscal 2001. The consolidation of the Company's two UK facilities resulted in a Fiscal 2001 operating loss of $8.6 million for the unit compared to breakeven in Fiscal 2000.

For the fiscal fourth quarter, the Brazilian retaining ring operation and the German hose clamp business reported higher sales, with all other fastener units reporting lower sales volumes. Operating income increases were reported for the domestic and German retaining ring operations and the German hose clamp operation. Lower sales and operating profits were reported for the domestic hose clamp business, cold-headed parts business, and the assembly fastener business, primarily because of declines in production volumes of 21% and 50% compared to the prior year's fourth quarter for automobiles and heavy duty trucks, respectively. The aerospace rivet business reported a lower operating loss on flat sales for the fourth quarter of fiscal 2001. Without regard to non-recurring items such as goodwill impairment included in the restructuring charge, the UK retaining ring operation reported a fiscal 2001 fourth quarter operating loss of $1.9 million.

For fiscal 2001, the Aerospace Products segment reported a 15.9% increase in sales and an 18.4% increase in operating income from the prior fiscal year, with both the rescue hoist and hold-open rod businesses reporting higher sales and operating income than in the previous fiscal year. The backlog of Aerospace Products orders at the end of fiscal 2001 stood at $40.1 million compared with $44.2 million a year earlier. For the fourth quarter of fiscal 2001, the Aerospace Products segment reported a 15.8% increase in sales and a 19.3% increase in operating income, with both business units reporting higher sales and operating profits than in the fourth quarter of the prior year.

Michael J. Berthelot, TransTechnology's Chairman, President and Chief Executive officer, commented: "Fiscal 2001 was a terrible year for us. The financial effects of the failure of the UK consolidation to be completed as planned were compounded by the rapid decline in automobile and heavy truck production in the second half of our fiscal year. In our efforts to stay ahead of a continually deteriorating situation, during the course of the fiscal year we reduced our company-wide headcount by 10% from its mid-year peak, while at some units the cut-back ran to over 20%, reduced our inventories by $4.4 million or 7%, and limited our capital expenditures to those that were absolutely necessary. Although we ended the year in technical violation of several financial covenants of our credit facilities, at no time did we miss a payment of interest or principal on our obligations."

Joseph F. Spanier, Vice President and Chief Financial Officer, said: "We continue to work under a forbearance agreement with our senior lenders with regard to the violation of certain financial covenants in our credit agreement, primarily as the result of the inability to calculate revised financial covenants due to the uncertainty of the order of

TransTechnology Corporation 4Q and FY 2001 Earnings Release          Page 3 of 6


completion of the proposed divestitures and the resultant impact upon those covenants. As a result, we report all of our senior and subordinated debt obligations as current liabilities on our balance sheet. Long- and short- term debt at the end of the fiscal year was $272 million, down $5.5 million from the end of the third quarter. During the fourth quarter, we spent $1.2 million for capital equipment throughout the company. For the fiscal year, total debt was reduced $4.9 million, non-UK consolidation capital spending was $4.6 million and depreciation and amortization was $21.2 million. Capital spending associated with the UK consolidation amounted to $1.1 million in fiscal 2001."

Mr. Berthelot continued, "As the auto and truck markets deteriorated, however, we took a longer, and deeper, look into what their eventual recovery would mean, to our individual business units and to our shareholders. As we went through this process, assisted by our outside advisors and our Board, we determined that our strategy of growing our fastener business would no longer build shareholder value for a publicly traded small-cap company. We believe that only the very large, multi-billion dollar component and system suppliers or the small, privately held ones will be able to match the demands for price reductions, capital investment, and program initiatives of the large auto and truck manufacturers. As a result, at the end of the fourth quarter, we made the decision to completely divest our fastener businesses and to focus our company's management and financial resources on our highly successful and profitable aerospace businesses."

"Our goal, Mr. Berthelot said, "is to complete the divestiture process by the end of September of this year. We are currently in various stages of negotiation and discussion with parties to acquire each of the businesses we are divesting. We expect to begin receiving the proceeds of these divestitures in June, and estimate them to be sufficient to eliminate our senior and substantially all our subordinated debt by the conclusion of the process this fall. As the final selling prices and the timing of the transactions are determined during the first and second quarter of this new fiscal year, there may be additional non-cash write-offs of goodwill resulting from the divestiture process."

"Looking past the divestiture program, however," Mr. Berthelot continued, "we will be a substantially stronger company. Our debt will be at or near zero. Our two aerospace products businesses reported sales of $70.5 million and an operating income of $18.2 million, a 26% operating margin. Fiscal 2001 capital expenditures for these two businesses aggregated only $230,000 against depreciation and amortization charges of almost $1.2 million. With our corporate office downsized more than 50% to $4 million on an annualized basis, we would have reported pro-forma pre-tax operating income of $14.2 million for the 2001 fiscal year. Because of the income tax net operating loss carry-forwards generated by the write-offs and divestitures, for cash flow purposes, we do not expect to be in an income tax paying position for the next several years. As a result, on a pro-forma, debt free, aerospace only basis, our restructured company would have reported $1.43 per share of fully taxed net income for the fiscal year ended March 31, 2001, with after tax, after capital expenditure cash flow of $2.46 per share. We believe that, as the 2002 fiscal year progresses and we complete our divestitures, the markets will recognize our inherent strengths and shareholder value will be substantially increased as a result of not only our improved fundamentals, but also the higher valuation accorded aerospace companies as compared to automotive component companies. As these strengths become more evident in the second half of fiscal 2002, we will continue

TransTechnology Corporation 4Q and FY 2001 Earnings Release          Page 4 of 6


to pursue our study of strategic alternatives towards enhancing shareholder value with our advisors and our Board."



                    INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS IN THIS PRESS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES EXCHANGE ACT OF 1934, AS
                          AMENDED (THE "EXCHANGE ACT").

  THE FORWARD-LOOKING STATEMENTS IN THIS PRESS RELEASE ARE BASED ON CURRENT BELIEFS, ESTIMATES AND ASSUMPTIONS CONCERNING THE OPERATIONS, FUTURE RESULTS,
      AND PROSPECTS OF THE COMPANY. AS ACTUAL OPERATIONS AND RESULTS MAY MATERIALLY DIFFER FROM THOSE ASSUMED IN FORWARD-LOOKING STATEMENTS, THERE IS
   NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO THE SAFE HARBORS CREATED IN THE
                                  EXCHANGE ACT.

 ANY NUMBER OF FACTORS COULD AFFECT FUTURE OPERATIONS AND RESULTS, INCLUDING, WITHOUT LIMITATION, THE COMPANY'S ABILITY TO ARRIVE AT A MUTUALLY
    SATISFACTORY AMENDMENT OF ITS CREDIT FACILITIES WITH ITS LENDERS; THE COMPANY'S ABILITY TO DISPOSE OF SOME OR ALL OF THE BUSINESS OPERATIONS
   PROPOSED FOR DIVESTITURE FOR THE CONSIDERATION CURRENTLY ESTIMATED TO BE RECEIVED BY THE COMPANY; IN THE EVENT OF DIVESTITURE, THE COMPANY'S ABILITY
TO BE PROFITABLE WITH A SMALLER AND LESS DIVERSE BASE OF OPERATIONS THAT WILL
 GENERATE LESS REVENUE; THE VALUE OF REPLACEMENT OPERATIONS, IF ANY; GENERAL INDUSTRY AND ECONOMIC CONDITIONS; INTEREST RATE TRENDS; CAPITAL REQUIREMENTS;
   COMPETITION FROM OTHER COMPANIES; CHANGES IN APPLICABLE LAWS, RULES AND REGULATIONS AFFECTING THE COMPANY IN THE LOCATIONS IN WHICH IT CONDUCTS ITS
BUSINESS; THE AVAILABILITY OF EQUITY AND/OR DEBT FINANCING IN THE AMOUNTS AND
  ON THE TERMS NECESSARY TO SUPPORT THE COMPANY'S FUTURE BUSINESS; AND THOSE SPECIFIC RISKS THAT ARE DISCUSSED IN THE COMPANY'S PREVIOUSLY FILED ANNUAL
                              REPORT ON FORM 10-K .

 THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING
     STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION OR FUTURE EVENTS.

TransTechnology Corporation 4Q and FY 2001 Earnings Release          Page 5 of 6


                           TransTechnology Corporation
                      STATEMENTS OF CONSOLIDATED OPERATIONS
                   (In Thousands of Dollars Except Share Data)

                                         Three Months Ended    Twelve Months Ended

                                        3/31/01     3/31/00     3/31/01    3/31/00
Net sales                              $ 86,273    $ 95,109    $328,071   $299,252
Cost of sales                            60,253      66,412     239,517    209,949
Plant consolidation charge                   --         991       2,113        991
                                       --------    --------    --------  ---------
   Gross profit                          26,020      27,706      86,441     88,312

General, administration & selling
  expenses                               17,079      16,184      59,617     53,447
Interest expense (a)                      8,451       7,712      34,420     19,945
Interest income                             (16)       (194)       (114)      (518)
Other income - net (b)                      182         (23)     (1,747)      (624)
Provision for plant consolidation            --          64          --      4,554
Provision for impairment of
  business unit assets (c)               67,879          --      67,879         --
Provision for impairment of
  corporate assets (d)                   10,208          --      10,208         --
                                       --------    --------    --------  ---------
Income (loss) before income taxes
  and extraordinary charge              (77,763)      3,963     (83,822)    11,508

Income taxes (benefit)                   (8,550)      1,521     (10,852)     4,373
                                       --------    --------    --------  ---------
  Income (loss) before
    extraordinary charge                (69,213)      2,442     (72,970)     7,135

Extraordinary charge for refinancing
  of debt, net of taxes (e)                  --          --          --       (541)
                                       --------    --------    --------  ---------
Net income (loss)                      ($69,213)    $ 2,442    ($72,970)   $ 6,594
                                       ========    ========    ========  =========
BASIC EARNINGS (LOSS) PER SHARE:
Income (loss) before extraordinary
    charge                            ($  11.21)      $0.40   ($  11.83)     $1.16
Extraordinary charge for refinancing
  of debt                                    --          --          --      (0.09)
                                       --------    --------    --------  ---------
Net income (loss)                     ($  11.21)      $0.40   ($  11.83)     $1.07
                                       ========    ========    ========  =========
DILUTED EARNINGS (LOSS) PER SHARE:
Income (loss) before extraordinary
charge                                ($  11.21)      $0.40   ($  11.83)     $1.16
Extraordinary charge for refinancing
    of debt                                  --          --          --      (0.09)
                                       --------    --------    --------  ---------
Net income (loss)                     ($  11.21)      $0.40   ($  11.83)     $1.07
                                       ========    ========    ========  =========

Weighted average basic shares         6,172,000   6,145,000   6,167,000  6,139,000
Weighted average diluted shares       6,172,000   6,145,000   6,167,000  6,150,000


    (a) The interest expense for the twelve month period ended March 31, 2001 includes a $2.3 million charge related to loan fees associated with the refinancing of the Company's bridge debt.

    (b) Other income for the twelve month period ended March 31, 2001 includes an arbitration award in the amount of $1.2 million related to the Aerospace Rivets Manufacturers business.

    (c) Provision for impairment of business unit assets relates to a write-down of net carrying values of ARM, TCR and the Rings businesses that are to be sold.

    (d) Provision for the impairment of corporate assets includes a charge for the write-off of a note receivable and equity ownership in an investee and the write-down of certain assets expected to be liquidated.

    (e) Extraordinary charge for refinancing of debt is net of applicable tax benefit of $339 for the twelve month period ended March 31, 2000.

TransTechnology Corporation 4Q and FY 2001 Earnings Release          Page 6 of 6


                               SEGMENT INFORMATION
                   (In Thousands of Dollars Except Share Data)

                                     Three Months Ended        Twelve Months Ended
                                     3/31/01     3/31/00       3/31/01    3/31/00

Sales:
  Specialty fasteners                $ 65,413    $ 77,093     $257,589    $238,416
  Aerospace                            20,860      18,016       70,482      60,836
                                     --------    --------     --------    --------
                                     $ 86,273    $ 95,109     $328,071    $299,252
                                     ========    ========    =========    ========
Operating profit:
  Specialty fasteners (a),(b),(c)    ($61,229)     $8,933     ($45,444)   $ 24,615
  Aerospace                             6,342       5,315       18,211      15,377
                                     --------    --------     --------    --------
                                      (54,887)     14,248      (27,233)     39,992

Corporate expenses (d)                (14,475)     (2,719)     (22,479)     (9,131)

Corporate interest and
 other income                              50         146          310         592

Interest expense (e)                   (8,451)     (7,712)     (34,420)    (19,945)
                                     --------    --------     --------    --------
Income (loss) before
 income taxes and
  extraordinary charge               ($77,763)     $3,963     ($83,822)   $ 11,508
                                     ========    ========    =========    ========

(a) The results of operations of the Specialty Fasteners Products segment for the twelve month period ended March 31, 2001 include an arbitration award of $1.2 million related to the Aerospace Rivet Manufacturers business.

(b) The results of operations of the Specialty Fasteners Products segment for the twelve month periods ended March 31, 2001 and March 31, 2000 include a charge of $2.1 million and $5.5 million, respectively, related to the consolidation of its two U.K. plants.

(c) The results of operations of the Specialty Fasteners Products segment for the three and twelve month periods ended March 31, 2001 includes an impairment charge of $67.9 million related to the expected sale of the Aerospace Rivet Manufacturers, TCR and the Rings businesses.

(d) The corporate expenses for the three and twelve month periods ended March 31, 2001 include a charge of $10.2 million related to the write-off of a note receivable and equity investment in an investee, and the write-down of certain assets expected to be liquidated.

(e) The interest expense for the twelve month period ended March 31, 2001 includes a $2.3 million charge related to loan fees associated with the refinancing of the Company's bridge debt.

                            BALANCE SHEET INFORMATION

                                         3/31/01       3/31/00

Current assets                         $ 130,842     $ 134,727
Property, plant & equipment - net         77,805       106,020
Costs in excess of net assets of
acquired businesses                      139,793       192,115
Other assets                              43,660        49,893
                                       ---------     ----------
Total assets                           $ 392,100     $ 482,755
                                       =========     ==========


Callable long-term debt                $ 271,395       $82,585
Other current liabilities                 49,141        50,380
                                       ---------     ----------
Total current liabilities                320,536       132,965
Long-term debt                             1,055       194,759
Other liabilities                         18,634        26,148
Shareholders' equity                      51,875       128,883
                                       ---------     ----------
Total liabilities and shareholders'
equity                                 $ 392,100     $ 482,755
                                       =========     ==========